

Tom Lix · 2nd

Whiskey Entrepreneur

Cleveland, Ohio, United States · 500+ connections · **Contact info**

 Cleveland Whiskey ll

 Boston University - S of Management

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Experience



Founder and CEO

Cleveland Whiskey llc

Jul 2009 – Present · 11 yrs 5 mos

Cleveland, Ohio

If we've been branded by traditionalists as heretics, we passionately embrace the label. No excuses. Our newest release under the "Cleveland Underground" label is a Bourbon finished with Black Cherry Wood. No syrup, no sugar. Just the wood. It just won a Gold Medal at the Los Angeles International Spirits Competition and a Double Gold at the recent China Wine and Spirits Awards..

Vice President

Cleveland Lakefront Development Corporation

Jan 2012 – Aug 2013 · 1 yr 8 mos

Cleveland/Akron, Ohio Area

Not-for-Profit organization of concerned citizens interested in the responsible development of the Cleveland Lakefront.



Lake Erie College

6 yrs

Director, Center for Entrepreneurship

Jul 2012 – Jul 2013 · 1 yr 1 mo
Painesville, OH

Sustainable, student-focused entrepreneurship program initially launched with funding from the Burton D. Morgan and Kauffman Foundations. Yes, this was the second time I held the job (just in case you were counting), I also held the position from August 2008 until August 2009.

Associate Professor of Entrepreneurship

Aug 2007 – Jul 2013 · 6 yrs

Developed and implemented a sustainable entrepreneurship studies program as part of a Burton D. Morgan and Ewing Marion Kauffman Foundation Center for Entrepreneurship initiative. Although this was quite a departure from my usual endeavors, the program was a "start-up" in the making. Lake Erie College is a relatively small, privately held liberal ...see mor

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Managing Director/Founder

L9 LLC
Jul 2004 – Nov 2008 · 4 yrs 5 mos
Greater Seattle Area

Privately held angel investment and business planning organization. With the suspension of the Bulldozer Camp initiative (www.bulldozercamp.com), the LLC was dissolved in August of 2006 however seed-stage investing activities continued outside of the LLC structure.



Vice President, Marketing and Business Development

The Institute for Applied Network Security
Nov 2005 – Jul 2006 · 9 mos

Interim position. Assisted organization in developing a systematic program for marketing and sales with a focus on accelerating revenue growth in preparation for early stage equity funding of this privately held company.

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Education



Boston University - School of Management

Doctorate, Marketing/Management
1982 – 1992

At Boston University I had the unique priviledge to be mentored by and associated with three exceptionally talented, generous and intelligent individuals. Dr. John Martin, the former Chairman of Chadwick Martin Bailey, Dr. Kevin Clancy, former Chairman of Yankelovich Partner and now the Chairman of Copernicus. Dr. Paul Berger, retired Chair of both the Quantitative Methods Department and subsequently the Marketing Department at Boston University.



Boston University - School of Management

BSBA, Marketing Management

1980 – 1982

Activities and Societies: Hinds Prize in Entrepreneurship. Research and Teaching Assistent.

Graduated 2nd in class (1982) with High Honors. Most importantly I had the honor of working as Dr. John Martin's research assistant. John was an inspiration and guiding force.

Penn State University

N/A, Biology, Chemistry

1969 – 1971

Activities and Societies: Active in Student Politics and Government. Elected President of Leete Hall, President and Co-Founder of the first University Sponsored Motorcycle Club in America (Mid-State Dirt Riders). Student Activist. Ran for Freshman Class President (but lost). Representative to Student Council.

Okay, I dropped out just about 3 minutes before I would have flunked out. And yet I probably learned more here than I did in some of my later, more formal programs. At that time in my life there were simply more important things to focus on, including both the Vietnam Anti-War (although I later joined the U.S. Navy) and Civil Rights Movements.

Skills & endorsements

Entrepreneurship · 99+

Endorsed by **Craig J. Zamary and 3 others who are highly skilled at this**

 Endorsed by **4 of Tom's colleagues at Cle Whiskey**

Marketing · 99+

Endorsed by **Erik M. Green and 2 others who are highly skilled at this**

 Endorsed by **5 of Tom's colleagues at Cle Whiskey**

Start-ups · 99+

Endorsed by **Valentina Goutorova and 2 others who are highly skilled at this**

 Endorsed by **6 of Tom's colleagues at Cle Whiskey**

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Recommendations

Received (6)   Given (28)

Tracey Nichols

Director of Financial
Services

October 20, 2014, Tracey
worked with Tom but at
different companies

Tom is an amazing entrepreneur. Cleveland Whiskey is a we
thought out idea from the technological perspective as well
the marketing plan. Plus, we love the name! Glad Tom is in
Cleveland and can't wait to see his next project.

Carrie Popp

Senior Market Research &
Analytics Manager at
Wolters Kluwer Clinical
Drug Information

December 14, 2012, Carrie
worked with Tom but at
different companies

Tom is an incredibly intelligent, creative individual with unlir
ideas and skills. He has the ability to help others think outsi
box and develop their own talents at the same time. I hope
able to work with Tom again in the future.

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